Exhibit 21.1

SUBSIDIARIES OF ROCKET FUEL INC.

Entity	Jurisdiction
Rocket Fuel Ltd	United Kingdom
Rocket Fuel GmbH	Germany
Rocket Science Media Inc.	Canada
Rocket Fuel Publicidade Ltda	Brazil
X Plus Two Solutions, LLC	United States
X Plus One Solutions, Inc.	United States
WirelessDeveloper, Inc.	United States
Wireless Artist LLC	United States